Exhibit 99.50

GRANDVIEW GOLD INC. – "MANAGEMENT’S DISCUSSION AND ANALYSIS"
YEAR ENDED MAY31, 2010

The following Management Discussion and Analysis (“MD&A”) reviews the financial condition and results of operations of Grandview Gold Inc. (“Grandview” or the “Company”), formerly Consolidated Grandview Inc., for the year ended May 31, 2010 (“2010”) and its financial position as at May 31, 2010. The MD&A should be read in conjunction with Grandview’s audited annual consolidated financial statements and related notes, as at May 31, 2010. Selected information is also presented for the three-month period ended May 31, 2010 (“fourth quarter 2010”). The comparative reporting periods are the year ended May 31, 2009 (“2009”), the year ended May 31, 2008 (“2008”) and the three-month period ended May 31, 2009 (“fourth quarter 2009”).

Grandview’s financial statements were prepared in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”). Unless otherwise stated, all amounts discussed herein are denominated in Canadian dollars. A summary of the differences in Canadian GAAP and those generally accepted in the United States (“US GAAP”), which affects the Company, is contained in Note 15 to the audited annual consolidated financial statements for 2010.

Additional information relating to the Company and subsequent press releases, have been filed electronically through the System for Electronic Document Analysis and Retrieval (“SEDAR”) and is available online at www.sedar.com, or at the Company’s website at www.grandviewgold.com

The Company’s shares are listed on the Toronto Stock Exchange (the “TSX”) under the trading symbol “GVX”. Grandview also publicly lists its securities on the NASDAQ OTC Bulletin Board, under the symbol “GVGDF”.

This MD&A was prepared on August 27, 2010.

Forward Looking Statements

This MD&A includes certain forward-looking statements within the meaning of applicable Canadian securities legislation. All statements, other than statements of historical facts, included in this MD&A that address activities, events or developments that the Company expects or anticipates will or may occur in the near future, including future business strategy, goals, exploration programs or other such matters are forward-looking statements. When used in this MD&A, the words “estimate”, “plan”, “anticipate”, “expect”, “intend”, “believe” and similar expressions are intended to identify forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements of the Company to be materially different from future results expressed or implied by such forward-looking statements. Such factors include, among others, risks related to joint venture operations, actual results of current or planned exploration activities, changes in project parameters as plans continue to be refined, unavailability of financing, fluctuations in precious metal prices and other such factors. Accordingly, the reader should not place undue reliance on forward-looking statements by the Company. Statements speak only as of the date on which they are made.

OVERALL PERFORMANCE

Overview and Corporate History

Grandview is a mineral exploration company focused on creating value for shareholders by exploring and, if warranted, developing properties of merit for the mining of precious metals and is currently active in Peru and the provinces of Ontario and Manitoba in Canada.

Grandview was incorporated in 1945 and was primarily engaged in the mineral exploration and resource sector up to 1987, when trading of the Company’s securities ceased. In November 1998, Grandview invested in Navitrak International – a company involved in high-technology products involving global positioning systems (GPS).

Grandview subsequently decided to return to mineral exploration and mining during 2004, after putting a new management team in place and identifying an exploration property of merit with a geological report in accordance with National Instrument 43-101.

Activities during fiscal 2010

During fiscal 2010, the Company continued with pre-development and other fieldwork activities at its Giulianita property in Peru. The Company also met extensively with the local community to gain the necessary approvals and community involvement for the project.

Management and the Board believe that the financing of the Giulianita project in Peru is aligned with the enhanced corporate strategy of aggressively pursuing potential cash-flow opportunities and that such small-scale mining opportunities represent an excellent base upon which to both lessen the Company’s dependence on the capital markets and generate its own exploration funds.

On April 28, 2010, the Company to announced that, through a series of cash and share payments, it had:

  acquired the remaining 40% interest in its Sanshaw-Bonanza property (the “Property”) in the Red Lake Gold District of Ontario from EMCO Corporation S.A. ("EMCO");
  acquired four additional claims which are contiguous to the Property from Perry English ("English"); and
  reduced the existing NSR on the Property, so that the Company now holds a 100% interest in and to the Property, subject only to an NSR of just 0.375%.
  Grandview had previously completed expenditure requirements to earn a 60% interest in the Property as per an option agreement with EMCO dated February 7, 2007. To acquire the remaining 40% interest in the Property, the Company paid EMCO $25,000 CAD in cash and issued 50,000 common shares in its capital. Also, the Company expanded the Property parcel by acquiring two unpatented claims and two patented claims for aggregate consideration of $60,000 CAD in cash and the issuance of 500,000 common shares in its capital. Concurrently, the Company also purchased 75% of the outstanding 1.5% NSR on the Property for $25,000 CAD cash.

Cumulative expenditures related to the transaction totalled $110,000 CAD cash and the issuance of 550,000 common shares of the Company.

Private Placement

On December 8, 2009, the Company closed a private placement purchase agreement with Centerpoint Resources Inc. (“Centerpoint”), resulting in aggregate proceeds to the Company treasury of $1.5 million, to fund the exploration and development of the Giulianita project in Peru, and for the purpose of maintaining Canadian operations. The purchase agreement represents an investment by Centerpoint in Grandview, comprised of a private placement financing consisting of 20 million units (a "Unit") at a price of $0.075 per Unit for aggregate proceeds to Grandview of $1,500,000. Each Unit consists of one common share and one common share purchase warrant (a "Warrant") with each whole Warrant entitling the holder to acquire one further common share at a price of $0.12, expiring 24 months from the date of issue.

In addition, Grandview completed a concurrent non-brokered financing resulting in the issuance of an additional 6,666,665 Units, some of which Units were acquired by directors and officers of Grandview, resulting in aggregate proceeds to the Company treasury of approximately $0.5 million.

Properties and Projects

The Company did not engage in any substantial level of exploration activity during 2010.

Giulianita Property, Peru

The Company, through its subsidiary Recuperacion, has an option to acquire 100% of the Giulianita property in Ayabaca Province, Piura Department, Peru, through a two-stage option. The option provides the Company with a right to earn an 80% interest in the Giulianita property by: (i) making a cash payment of $20,000 US dollars upon signing the agreement, which the Company has done, and by incurring $1.4 million in exploration and development expenditures; and (ii) issuing o total of two million common shares of the Company over a three-year period.

The remaining 20% may be acquired by making an additional payment of $300,000 US dollars and issuing a further 250,000 common shares of the Company prior to the third anniversary date of the agreement.

Efforts focused on negotiations with various communities for surface access rights to the project area and working with local community groups, government groups and consulting engineering groups in advance of surface exploration work.

During the fourth quarter 2010 and fiscal 2010, the Company spent $102,278 and $275,804 respectively on preliminary exploration and fieldwork and property acquisition costs, compared with $Nil for the fourth quarter 2009 and $Nil for both 2009 and 2008.

Red Lake Properties – Loisan, Dixie Lake and Sanshaw-Bonanza in Ontario, Canada

Grandview has a 100% interest in eight mining claims, covering approximately 60 hectares, located in Red Lake, Ontario, Canada (the “Loisan Property”).

Grandview has a 64% interest in the Dixie Lake Property, located in the Red Lake Mining District, Ontario, Canada (the “Dixie Lake Property”).

April 28, 2010 Grandview acquired the final 40% interest in ten (10) unpatented mining claims, located on Red Lake, Ontario (the “Sanshaw-Bonanza Property”) from joint venture partner EMCO Corporation S.A. (“EMCO”) and eliminated all net smelter royalties previously due to EMCO under the terms of the original agreement. The Company negotiated the acquisition of two additional unpatented mining claims and two patented mining claims, and reduced the net smelter royalty on the Sanshaw-Bonanza Property to 0.375% as part of an overall property position.

During fiscal 2010 the Company received its assays for the 2009 diamond drilling program at its Dixie Lake Property and its findings indicated continuity between gold zones 88-4 and 88-4 Extension, and the existence of additional priority targets outside of the historic 88-4 Zone.

The drill program was designed to test mineralization intersected from previous drilling, specifically, extensions to and infill of, the 88-4 Zone, continuity between the 88-4 Zone and the 88-4 extension, and the more recently discovered NS Zone. The Dixie Lake Property, located just 16 miles south of Goldcorp's Red Lake Mine is considered highly prospective for high-grade, narrow vein gold typical of the Red Lake gold district.

The Company’s objectives were to more narrowly define its Dixie Lake targets, target additional gold on the NS Zone, and determine continuity of mineralized zones like 88-4, which previously assayed 3.147 g/T Au over 9.94 metres from 67.9 to 77.85 metres, and 6.89 g/T over 4.68 metres from 124.36 to 129.05.

On the so-called 88-4 ‘Extension’, which the Company now believes contiguous, previous assays include 5.85 g/T au over 4.5 metres from 181.7 to 186.2 metres. The zone correlates with the deeper mineralization intersected in DC-01-07, 1.56 g/T Au over 13.13 metres, and indicates that mineralization within the extension of the 88-4 Zone is continuous vertically.

Significant Results: Dixie Lake NS Zone, NS Zone, 88-4 Zone & 88-4 extension

Hole No.	From (m)	To (m)	Length (m)	g/T	Comments
DL-09-01	138.1	138.6	0.5	16.32	NS Zone
DL-09-02	135.6	138.0	2.4	1.99	NS Zone quartz vein
DL-09-02	148.2	149.6	2.3	2.85	NS Zone quartz vein
DL-09-03	26.1	30.5	4.4	2.17	88-4 East end
Including	29.5	30.5	1.0	4.79
DL-09-03	178.8	180.2	1.4	5.35	Quartz vein, NS Zone at depth?
DL-09-05	91.2	99.3	8.1	2.08	88-4 Zone
Including	96.6	97.7	1.1	3.58
Including	97.6	99.3	1.7	2.28
DL-09-06	228.4	233.6	5.2	2.01	Between 88-4 & 88-4 Extension
Including	230.3	231.8	1.5	3.52

In general, gold intersections returned from the drilling reflected successful intersections of the high-grade quartz vein set in the NS Zone. Holes DL-09-01, and DL-09-02 intersected auriferous massive quartz veining is considered similar to intersects from previous drill programs (2007-2008). The Company believes that results indicate continuity of the vein set.

The Company believes that the same quartz vein set was also intersected in DDH DL-09-03, collared some 60 metres north west. Based on a west north-west strike & sub-vertical dip to the vein set, the massive quartz veining intersected therein would be intersected at the depth recorded from drilling (c. 180 metres) and the Company therefore concludes that the potential for additional gold would increase significantly upon additional drilling.

The gold mineralization on 88-4 Zone and the NS Zone remain open at depth, both down-dip and down-plunge. Additional targets outside of the historic 88-4 Zone are indicated by highly anomalous precious & base metal values (Cu-Zn-Ni), obtained from past geochemical sampling, associated with the emplacement of an intrusion East of the historic drilling. These have not been drill tested & are considered priority targets.

The Company is very pleased by the results of the 2009 program and believes that previous core results coupled with the latest assays suggest that the NS Zone has greater continuity and that this target represents the more typical, high-grade, narrow vein gold system associated with producing Red Lake gold district mines.

Exploration costs of $162,930 were incurred during the fourth quarter 2010 on the Red Lake Properties (fourth quarter 2009: $8,249). Exploration costs of $431,174 were incurred during 2010. Exploration costs of $166,822 and $1,744,811 respectively were incurred during 2009 and 2008 on the Red Lake Properties. Cumulative exploration and acquisition costs incurred from the inception of the exploration stage to May 31, 2010 were $3,873,967.

Rice Lake Properties – Bissett, GVG, Angelina and Banksian in Manitoba, Canada

Grandview owns a 100% interest in three (3) unpatented mining claims, one patented claim and one mineral lease located near Bissett, Manitoba, Canada (the “Bissett Gold Camp Claims”).

Grandview has a 100% interest in sixteen (16) unpatented mining claims in the Long Lake – Cat Lake area of southeastern Manitoba, covering approximately 3,187 hectares (the “GVG Property”).

Grandview has a 100% interest in four (4) unpatented mining claims covering 351 hectares in the Rice Lake belt in southeastern Manitoba (the “Angelina Property”).

Grandview has a 100% interest in fourteen (14) unpatented mining claims in the Banksian Lake area of southeastern Manitoba, covering 2,824 hectares (the “Banksian Property”).

At the end of fiscal 2009, the Company wrote offthe total accumulated capitalized exploration expenditures incurred on these properties of $1,557,112 (2010: $Nil, 2008: $Nil).

Pony Creek / Elliot Dome Properties in the State of Nevada, USA

In May 2009 the Company announced that it had ceased all operations at the Pony Creek/Elliot Dome project in Nevada and returned the project to Mill City Gold Inc. pursuant to the underlying agreements. At the end of fiscal 2009, and as a result of cessation of operations at the Pony Creek/Elliot Dome during 2009, the Company wrote off the total accumulated capitalized exploration expenditures incurred on these properties of $5,903,342 (2010: $Nil, 2008: $Nil).

Results of Operations

Fourth quarter 2010

Grandview incurred a net loss of $106,941 for the fourth quarter 2010, compared with $6,063,504 for the fourth quarter 2009. The variance over the corresponding period last year is related to write-offs of capitalized expenditures related to the Company’s Rice Lake and Pony Creek/Elliot Dome properties of $87,443 and $5,903,342 respectively.

Cash flows used in operating activities for the fourth quarter 2010 of $76,904 compares with $70,035 for the fourth quarter 2009. The reason for the variance is attributable predominantly to diminished operational activities compared to the comparative quarter.

Fiscal 2010

Grandview incurred a net loss of $880,403 for 2010, compared with $7,887,918 for 2009 and $3,005,834 for 2008. The loss recorded during fiscal 2009 compared with 2010 and 2008 is attributable to write-off of capitalized development costs related to the Company’s Rice Lake and Pony Creek/Elliot Dome properties during 2009 of $1,557,112 and $5,903,342 respectively.

Cash flows used in operating activities of $396,559 for 2010 compares with $349,009 for 2009 and $1,560,453 for 2008. The level of corporate and operational activity was more significant during 2008, while 2009 and 2010 has seen low levels of exploration fieldwork and other corporate activities.

SUMMARY OF QUARTERLY RESULTS

The following tables set out financial performance highlights for the past eight quarters.

	Fourth Quarter May 31, 2010	Third Quarter Feb. 28, 2010	Second Quarter Nov. 30, 2009	First Quarter Aug. 31, 2009
Revenue	$ 0	$ 0	$ 0	$ 0
Expenses	135,455	176,465	107,809	460,325
Net loss	(106,941)	(202,743)	(107,679)	(463,040)
Net loss per share	(0.00)	(0.00)	(0.00)	(0.01)
Cash flows provided by / (used in) operating activities	(76,904)	(373,500)	119,243	(65,398)
Cash and cash equivalents & short-term investments, end of period	1,457,861	1,754,330	232,744	324,654
Assets	5,660,623	5,698,180	4,093,313	3,934,256

	Fourth Quarter May 31, 2009	Third Quarter Feb. 28, 2009	Second Quarter Nov. 30, 2008	First Quarter Aug. 31, 2008
Revenue	$ 0	$ 0	$ 0	$ 0
Expenses	74,970	243,077	98,801	138,952
Net income (loss)	(6,063,504)	(1,589,709)	(96,316)	(138,389)
Net income (loss) per share	(0.16)	(0.04)	(0.00)	(0.00)
Cash flows used in operating activities	(70,034)	(112,647)	(125,485)	(40,843)
Cash and cash equivalents & short-term investments, end of period	514,086	694,958	479,071	735,523
Assets	3,999,201	10,094,150	11,369,813	11,645,288

LIQUIDITY AND CAPITAL RESOURCES

Grandview’s working capital on May31, 2010 was $1,407,869, compared with $469,609 on May 31, 2009. The cash and short-term investment balance on May 31, 2010 was $1,432,824 and $25,037 respectively, compared with cash and short-term investments on May 31, 2009 of $106,593 and $407,493 respectively.

The Company does not earn any revenue from its exploration and development activities and continues to incur net losses. The Company secured additional financing for aggregate proceeds to the Company’s treasury of $2 million (refer to Private Placement above). As mentioned, the Company will utilize these proceeds for developing its Giulianita project, its Canadian projects, specifically Red Lake, and for other corporate purposes.

333,333 warrants were exercised during 2010, for proceeds of $16,667.

6,053,480 warrants expired during the 2010, resulting in a charge to contributed surplus of $1,173,138.

As a result of its private placement transaction completed on December 8, 2009, the Company issued 26,666,665 common shares of the Company and 26,666,665 full warrants.

4,250,000 stock options were issued during 2010. The estimated fair market value of these options, and expensed during 2010, was $449,491.

On January 7, 2010, the Company issued 360,937 common shares at a price of $0.08 to settle a debt of $28,875 in respect of services rendered by a consultant to the Company.

On January 20, 2010, the Company issued 200,000 common shares to Miguel Saldana related to the Guilianita Project in Peru.

On April 28, 2010, the Company issued 550,000 shares to EMCO Corporation S.A. to acquire the remaining 40% interest in its Sanshaw-Bonanza properties (see “Activities during fiscal 2010 above”).

The Company does not earn any revenue from its exploration and development activities. While Grandview is dependant on the success of financing initiatives, management intends to strictly control all expenses and focus on creating value for shareholders by exploring and developing high-grade gold properties which it believes are to be the most promising.

The Company expects that the cash and cash equivalents as at August27, 2010 will be sufficient to pay for the continued exploration and overhead expense for the next 12 months. Depending upon future events, the rate of expenditures and other general and administrative costs could increase or decrease.

DISCLOSURE OF OUTSTANDING SHARE DATA

The Company is authorized to issue an unlimited number of shares. As of May 31, 2010 and August 27, 2010, the Company had outstanding 72,763,033 common shares, 26,999,998 warrants and 5,875,000 stock options.

RELATED PARTY TRANSACTIONS

For 2010, $10,000 (2009: $35,000, 2008: $66,000) was paid to the former interim CEO and current chairman of the Company for consulting services.

For 2010, $150,000 (2009: $150,010, 2008: $150,000) was paid to the President and CEO of the Company for consulting services. Included in this amount was $90,250 (2009: $62,250, 2008: $150,000) capitalized to mining interests. Also, $Nil (2009: $14,000, 2008: $24,000) in car and office allowances and $Nil (2009: $607, 2008: $1,765) were paid.

For 2010, $39,000 (2009: $51,794, 2008: $76,974) in consulting fees was also paid or accrued to the Chief Financial Officer or a company controlled by the Chief Financial officer. Included in accounts payable as at May 31, 2010 is $6,000 in relation to consulting services rendered.

The Company provided a loan of $90,000 to the President and CEO of the Company. The remaining balance of the loan is $10,000. The loan is unsecured, bears no interest and is due on October 31, 2009. The loan was paid down through the application of various bonuses issued to the President and CEO.

These transactions were in the normal course of operations and were measured at the exchange value which is represented by the amount of consideration established and agreed to by the related parties.

OFF-BALANCE SHEET ARRANGEMENTS

See description of option agreements under the “Properties and Projects” section.

PROPOSED TRANSACTIONS

There are no proposed transactions at this time, although the Company does continue to evaluate potential merger, acquisition, investment and joint venture opportunities.

CRITICAL ACCOUNTING ESTIMATES AND ACCOUNTING POLICIES

The preparation of financial statements in accordance with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of certain assets and liabilities at the date of the financial statements and the reported amount of certain revenue and expenses during the period. Actual results could differ significantly from those estimates.

Critical Accounting Estimates and Assumptions

Assessment of Recoverability of Mineral Property Costs

The Company’s recorded value of its exploration properties is based on historical costs that expect to be recovered in the future. The Company’s recoverability evaluation is based on market conditions for minerals, underlying mineral resources associated with the properties and future costs that may be required for ultimate realization through mining operations or by sale.

Assessment of Recoverability of Future Income Tax Assets

In preparing the consolidated financial statements, the Company is required to estimate its income tax obligations. This process involves estimating the actual tax exposure together with assessing temporary differences resulting from differing treatment of items for tax and accounting purposes. The Company assesses, based on all available evidence, the likelihood that the future income tax assets will be recovered from future taxable income and, to the extent that recovery cannot be considered “more likely than not,” a valuation allowance is established. If the valuation allowance is changed in a period, an expense or benefit must be included within the tax provision on the consolidated income statement.

Estimate of Stock Based Compensation and Associated Assumptions

The Company recorded stock-based compensation based on an estimate of the fair value on the grant date of stock options issued. This accounting required estimates of interest rate, life of options, stock price volatility and the application of the Black-Scholes option pricing model.

Assessment of Recoverability of Receivables Including VAT

The carrying amount of accounts receivables, and Value Added Tax are considered representative of their respective values. The Company assesses the likelihood that these receivables will be recovered and, to the extent that recovery is considered doubtful a provision for doubtful accounts is recorded.

Estimate of Fair Value of Financial Instruments

Where the fair value of a financial instrument is different than its carrying value disclosure of the estimated fair value is required. The fair value disclosed is based on management estimates using assumptions such as market interest rates.

Going Concern Assumption

These consolidated financial statements have been prepared using Canadian generally accepted accounting principles applicable to a going concern, which contemplate the realization of assets and settlement of liabilities in the normal course of business as they come due.

The Company's ability to continue as a going concern is dependent upon its ability to fund its working capital and exploration requirements and eventually to generate positive cash flows, either from operations or sale of properties. These financial statements do not reflect the adjustments to the carrying values of assets and liabilities and the reported expenses and balance sheet classifications that would be necessary were the going concern assumption inappropriate, and these adjustments could be material.

Asset Retirement Obligations

Future costs to retire an asset including dismantling, remediation and ongoing treatment, and monitoring of the site are recognized and recorded as a liability at fair value. The liability is accreted, over time through periodic charges to earnings. In addition, asset retirement costs are capitalized as part of the asset's carrying value and amortized over the asset’s useful life.

The Company has an obligations relating to the retirement of its assets and a liability has been recognized as at May 31, 2010 of $13,699, compared with $14,332 as at May 31, 2009.

The estimates are based principally on legal and regulatory requirements. It is quite possible that the Company's estimates of its ultimate reclamation and closure liabilities associated with any mine or facility built will change as a result of changes in regulations, changes in the extent of environmental remediation required, changes in the means of reclamation or changes in cost estimates. Consequently, changes resulting from revisions to the timing or the amount of the original estimate of undiscounted cash flows will be recognized as an increase or a decrease to the carrying amount of the liability and related long-lived asset. The liability will be increased for the passage of time and reported as an operating expense (accretion cost). The estimated cost associated with the retirement of the mineral properties is capitalized to those assets and will be amortized when these assets are put into production at amortization rates assigned to those assets.

Significant Accounting Policies

Basis of presentation

The consolidated financial statements are presented in Canadian dollars and are prepared in accordance with accounting principles generally accepted in Canada. A summary of the differences between Canadian GAAP and those generally accepted in the United States ("US GAAP") which affect the Company is contained in Note 15 to the audited consolidated financial statements for 2010.

Basis of consolidation

The audited consolidated financial statements for 2010 include the assets, liabilities, revenues and expenses of the Company and its wholly owned subsidiaries, Grandview Gold (USA) Inc. ("Grandview USA") and Recuperacion Realzada S.A.C (“Recuperacion”). All significant intercompany transactions and accounts are eliminated upon consolidation.

Use of estimates

The preparation of consolidated financial statements in accordance with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates relate to the determination of the recoverability of mining interest costs, the asset retirement obligation, the valuation allowance of future tax asset, the calculation of stock-based compensation expense and warrants. Actual results may differ significantly from these estimates.

Cash and cash equivalents

Cash and cash equivalents include cash on hand and balances with banks with original maturities of three months or less and which are readily convertible into cash.

Mineral property costs

Direct exploration and development costs are deferred in the accounts, net of amounts recovered from third parties, including receipts from options. At production, these costs will be amortized using the units-of-production method based on estimated reserves. Costs relating to properties abandoned are written-off when the decision to abandon is made, or earlier if a determination is made that the property does not have economically recoverable reserves. The recorded book value of the Company's mineral properties in North America is not intended to reflect the present or future value of the gold projects.

The Company is in the process of exploring and developing its properties in North and South America. On a regular basis, the Company reviews the carrying values of deferred mineral property acquisition and exploration expenditures with a view to assessing whether there has been any impairment in value. If after there view, it is determined that the carrying amount of a mining interest is impaired, that mining interest is written-down to its estimated net realizable value. A mining interest is reviewed for impairment when events or changes in circumstances indicate that its carrying amount may not be recoverable.

The amounts shown for mining properties do not necessarily represent present or future values. Their recoverability is dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the development, and future profitable production or proceeds from the disposition thereof.

Flow-through financing

The Company has financed a portion of its exploration activities through the issue of flow-through shares in the past, which transfer the tax deductibility of exploration expenditures to the investor. Proceeds received on the issue of such shares have been credited to share capital and the related exploration costs have been charged to mineral properties. Resource expenditure deductions for income tax purposes related to exploration and development activities funded by flow-through share arrangements are renounced to investors in accordance with income tax legislation. When these expenditures are renounced, temporary taxable differences created by the renunciations reduce share capital.

Short term investments

Short term investments comprise investments in guaranteed investment certificate due to mature within one year from the date of purchase and are classified as "held-for-trading" and have been recorded at fair value.

Asset retirement obligations

Section 3110 of the CICA Handbook requires the recognition of a liability for obligations relating to the retirement of property, plant and equipment and obligations arising from acquisition, construction, development or normal operations of those assets. The Company recognizes the fair value of a liability for an asset retirement obligation ("ARO") in the year in which a reasonable estimate of the fair value can be made. The estimates are based principally on legal and regulatory requirements. It is quite possible that the Company's estimates of its ultimate reclamation and closure liabilities associated with any mine or facility built will change as a result of changes in regulations, changes in the extent of environmental remediation required, changes in the means of reclamation or changes in cost estimates. Consequently, changes resulting from revisions to the timing or the amount of the original estimated of undiscounted cash flows will be recognized as an increase or a decrease to the carrying amount of the liability and related long-lived asset. The liability will be increased for the passage of time and reported as an operating expense (accretion cost). The estimated cost associated with the retirement of the mineral properties is capitalized to those assets and will be amortized when these assets are put into production at amortization rates assigned to those assets.

Income taxes

Income taxes are calculated using the asset and liability method of tax accounting. Under this method, current income taxes are recognized for the estimated income taxes payable for the current period. Future income tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities and on unclaimed losses carried forward and are measured using the substantially enacted tax rates that are expected to be in effect when the differences are expected to reverse or losses are expected to be utilized. Future tax assets are recorded to recognize tax benefits only to the extent that, based on available evidence, it is more likely than not they will be realized.

Stock-based compensation

The fair value of the stock options granted is determined using the Black-Scholes option pricing model and management's assumptions as disclosed in Note 10 to the annual audited consolidated financial statements and recorded as stock-based compensation expense over the vesting period of the stock-options, with the offsetting credit recorded as an increase in contributed surplus. If the stock options are exercised, the proceeds are credited to share capital and the fair value at the date of grant is reclassified from contributed surplus to share capital.

Revenue recognition

Gains and losses on sale of marketable securities and properties are recognized when realized. Interest income is recognized on the accrual basis.

Share issue costs and reorganization costs

Share issue costs are recorded as a reduction of share capital. Reorganization costs are charged to deficit.

Translation of foreign currencies

Foreign currency accounts are translated into Canadian dollars as follows:

At the transaction date, each asset, liability, revenue or expense is translated into Canadian dollars by the use of the exchange rate in effect at that date. At the year end date, monetary assets and liabilities are translated into Canadian dollars by using the exchange rate in effect at that date and the resulting foreign exchange gains and losses are included in operations in the current period.

Changes in Accounting Policies including Initial Adoption

Goodwill and Intangible Assets

In February 2008, the CICA approved Handbook Section 3064, “Goodwill and Intangible Assets” which replaces the existing Handbook Sections 3062, “Goodwill and Other Intangible Assets” and 3450 “Research and Development Costs”. This standard is effective for interim and annual financial statements relating to fiscal years beginning on or after October 1, 2008, with earlier application encouraged. The standard provides guidance on the recognition, measurement and disclosure requirements for goodwill and intangible assets. The adoption of this accounting standard had no impact on its consolidated financial statements.

Future Accounting Changes

International Financial Reporting Standards (“IFRS”)

In January 2006, the CICA’s Accounting Standards Board ("AcSB") formally adopted the strategy of replacing Canadian GAAP with IFRS for Canadian enterprises with public accountability. The current conversion timetable calls for financial reporting under IFRS for accounting periods commencing on or after January 1, 2011. On February 13, 2008 the AcSB confirmed that the use of IFRS will be required in 2011 for publicly accountable profit-oriented enterprises. For these entities, IFRS will be required for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The Company is currently assessing the impact of IFRS on its consolidated financial statements.

Business Combinations, Consolidated Financial Statements and Non-Controlling Interests

The CICA issued three new accounting standards in January 2009: Section 1582, "Business Combinations", Section 1601, "Consolidated Financial Statements" and Section 1602, "Non-Controlling interests". These new standards will be effective for fiscal years beginning on or after January 1, 2011. Section 1582 replaces section 1581 and establishes standards for the accounting for a business combination. It provides the Canadian equivalent to IFRS 3 - Business Combinations. Sections 1601 and 1602 together replace section 1600, "Consolidated Financial Statements". Section 1601, establishes standards for the preparation of consolidated financial statements. Section 1602 establishes standards for accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination. It is equivalent to the corresponding provisions of IFRS lAS 27 - Consolidated and Separate Financial Statements. The Company is in the process of evaluating the requirements of the new standards.

Financial Instruments

During 2009, CICA Handbook Section 3862, Financial Instruments - Disclosures ("Section 3862") was amended to require disclosure about the inputs to fair value measurements, including their classification within a hierarchy that prioritizes the inputs to fair value measurement. The three levels of the fair value hierarchy are:

  Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities;
  Level 2 - Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly, and;
  Level 3 - Inputs that are not based on observable market data.

This amendment is effective for the Company's consolidated financial statements for the year ending May 31,2010. The adoption of this amendment will have no impact on the Company's operating results or financial position.

FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

At the close of the most recent fiscal period, the financial instruments of the Company consisted of cash and cash equivalents, short-term investments, accounts receivable, due to a related party, accounts payable and accrued liabilities. Grandview does not expect to be exposed to significant interest, currency or credit risks arising from these financial instruments. The Company estimates that the fair values of all its financial instruments approximate their carrying values.

CONTROLS AND PROCEDURES

The CEO and CFO have evaluated the design and effectiveness of the Company's disclosure controls and procedures and assessed the design and effectiveness of the Company's internal controls over financial reporting as of May 31, 2010, pursuant to the requirements of Multilateral Instrument 52-109.

Management has concluded that, as of May 31, 2010, such financial reporting disclosure controls and internal controls over financial reporting were effective.

Management is not aware of any changes in its internal controls over financial reporting during 2010 that would materially affect, or is reasonably likely to materially affect, its internal controls over financial reporting.

STATUS OF GRANDVIEW’S TRANSITION TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS”)

The CICA announced that publicly accountable enterprises would be required to transition from GAAP to International Financial Reporting Standards (“IFRS”), effective January 1, 2011. This mandate is first applicable to interim reporting periods during 2011 and also requires the presentation of comparative financial information for 2010. For this reason, the effective conversion for the Company’s reporting purposes is June 1, 2009, even though full disclosure under IFRS will first be required during 2011.

The Company established an IFRS plan and has tasked a service provider and a professional service firm with developing the transitional reporting under IFRS. The plan calls for four phases, being the scoping and planning phase, the assessment phase, the implementation phase and post-implementation.

The scoping and planning phase involves establishing a project team and organizational structure, including oversight of the process and includes a project plan, stakeholder analysis and communication plan. This phase also entails an initial assessment of the key areas where IFRS transition may have a significant impacts. During the year the Company will prepare an initial diagnostic of the key areas in which adjustments are expected, incorporating an analysis of the transition exceptions and exemptions available under IFRS 1 “First Time Adoption of International Financial Reporting Standards”, as well as an assessment of the accounting policy choices available to the Company upon adoption.

The assessment phase will involve technical analysis that will result in understanding potential impacts, quantification of alternatives where there are accounting policy choices, detailed analysis and decisions taken regarding IFRS 1 exemptions and exceptions available to the Company and the drafting of accounting policies in accordance with IFRS. In addition this will result in identifying resource and training requirements, processes for preparing financial statements, and establishing IT system requirements. The Company intends to disclose its progress in accomplishing this phase in its Management Discussion and Analysis documents during 2010.

During the implementation phase, the Company will apply management’s accounting choices, develop sample financial statements, implement business and internal control requirements, calculate the opening balance sheet at June 1, 2009 and other transitional reconciliations and disclosure requirements. The last phase, post-implementation, will involve continuous monitoring of changes in IFRS maintaining IFRS competencies through training and development.

Progress on IFRS Transition Plan

The progress to date may be summarized as follows:

Scoping and planning phase – complete.

Assessment phase – substantially complete, expected to be completed by third quarter 2010.

Implementation phase – in progress, expected to completed by fourth quarter 2010.

Post-implementation – Beginning 2011 and thereafter.

To date, the Company’s evaluation of potential changes to accounting policies in key areas are summarized below. The list is in no way intended to represent a complete list of areas where adoption of IFRS will require a change in accounting policies, but does highlight the most significant areas identified to date. Changes and ongoing developments regarding IFRS as developed by the International Accounting Standards Board may have an effect on the changes required to the Company’s accounting policies on adoption of IFRS, but is not anticipated that such changes would require substantial changes to the summary presented below.

First-time Adoption of IFRS

The adoption of IFRS requires the application of IFRS 1 First-time Adoption of International Financial Reporting Standards (“IFRS 1”), which provides guidance for an entity’s initial adoption of IFRS. IFRS 1 generally requires retrospective application of IFRS, effective at the end of its first annual IFRS reporting period. However, IFRS 1 also provides certain optional exemptions and mandatory exceptions to this retrospective treatment.

The Company has identified the following optional exemptions that it expects to apply in its preparation of an opening IFRS statement of financial position as at June 1, 2009:

  To apply IFRS 2 Share-based Payments only to equity instruments issued after November 7, 2002, and that had not vested by the transition date.
  To apply IFRS 2 Share-based Payments only to equity instruments issued after November 7, 2002, and that had not vested by the transition date.
  To apply IFRS 3 Business Combinations prospectively from the transition date, therefore not restating business combinations that took place prior to the transition date.
  To apply the transition provisions of IFRIC 4 Determining whether an Arrangement Contains a Lease, therefore determining if arrangements existing at the transition date contain a lease based on the circumstances existing at that date.
  To apply IAS 23 Borrowing Costs prospectively from the transition date. IAS 23 requires the capitalization of borrowing costs directly attributable to the acquisition, production or construction of certain assets.

Prior to reporting interim financial statements in accordance with IFRS for the quarter ending August 31, 2010, the Company may decide to apply other optional exemptions contained in IFRS 1. IFRS 1 does not permit changes to estimates that have been made previously. Accordingly, estimates used in the preparation of the Company’s opening IFRS statement of financial position as at the transition date will be consistent with those made under current Canadian GAAP. If necessary, estimates will be adjusted to reflect any difference in accounting policy.

Impact of Adopting IFRS on the Company’s Business

Exploration and Evaluation Expenditures

Subject to certain conditions, IFRS currently allows an entity to determine an accounting policy that specifies the treatment of costs related to the exploration for and evaluation of mineral properties. The Company expects to establish an accounting policy to expense, as incurred, all costs relating to exploration and evaluation until such time as it has been determined that a property has economically recoverable reserves.

The application of this policy on the adoption of IFRS will have a significant impact on the Company’s consolidated financial statements to the extent that the value of mineral properties remain unproven. On adoption of IFRS, the carrying value of the unproven mineral properties will be reduced to zero (at the transition date), with a corresponding adjustment to accumulated deficit. All subsequent exploration and evaluation costs will be expensed as incurred until such time as it has been determined that a property has economically recoverable reserves.

Impairment of (Non-financial) Assets

IFRS requires a write down of assets if the higher of the fair market value and the value in use of a group of assets is less than its carrying value. Value in use is determined using discounted estimated future cash flows. Current Canadian GAAP requires a write down to estimated fair value only if the undiscounted estimated future cash flows of a group of assets are less than its carrying value. The Company's accounting policies related to impairment of non-financial assets will be changed to reflect these differences. However, the Company does not expect that this change will have an immediate impact on the carrying value of its assets. The Company will perform impairment assessments in accordance with IFRS at the transition date.

Share-based Payments

In certain circumstances, IFRS requires a different measurement of stock-based compensation related to stock options than current Canadian GAAP. The Company does not expect any changes to its accounting policies related to share-based payments that would result in a significant change to line items within its consolidated financial statements.

Asset Retirement Obligations (Decommissioning Liabilities)

IFRS requires the recognition of a decommissioning liability for legal or constructive obligations, while current Canadian GAAP only requires the recognition of such liabilities for legal obligations. A constructive obligation exists when an entity has created reasonable expectations that it will take certain actions. The Company's accounting policies related to decommissioning liabilities will be changed to reflect these differences. However, the Company does not expect this change will have an immediate impact on the carrying value of its assets.

Property and Equipment

IFRS contains different guidance related to recognition and measurement of property and equipment than current Canadian GAAP. The Company does not expect any changes to its accounting policies related to property and equipment that would result in a significant change to line items within its consolidated financial statements.

Income Taxes

In certain circumstances, IFRS contains different requirements related to recognition and measurement of future (deferred) income taxes. The Company does not expect any changes to its accounting policies related to income taxes that would result in a significant change to line items within its consolidated financial statements.

OUTLOOK

During Fiscal 2010 the company focused efforts on at its Giulianita project in Peru and maintaining its land position in good standing at other project areas. At Sanshaw-Bonanza the Company was able to consolidate and increase it property holdings and reduced the overall net smelter royalty on the property that we believe increases the value of the project significantly. The Company continues to evaluate opportunities in and around its centers of exploration, more specifically Red Lake and Northwestern Ontario. The Company also has been evaluating a number of mining projects in Peru as part of the small mines development strategy that was implemented in 2009.

The Company strategy is to explore for, acquire and develop high grade, small output (15,000 to 35,000 ounce per year) mines and develop low-cost production, cash-flowing gold projects in politically stable environments abroad, in particular Peru. In this regard, the Company is proceeding to develop its Giulianita project in Peru and will be the focus of the Company’s activity over the next 12 months. The Company will also aggressively pursue additional exploration/mining opportunities that fit the designated profile.

RISKS AND UNCERTAINTIES

At the present time, Grandview does not hold any interest in a mining property in production. Therefore, the Company’s viability and potential success lies in its ability to develop, exploit and generate revenues from potential mineral deposits discoveries resulting from planned exploration programs on its properties or its option agreements. Revenues, profitability and cash flow from any future mining operations involving the Company will be influenced by precious metal prices and by the relationship of such prices to the production costs. Such prices have fluctuated widely in the past, affected by numerous factors beyond the Company’s control.

Grandview has limited financial resources and there are no assurances that additional funding will be available for further exploration and development of it projects or to fulfill its obligations under applicable option agreements. Although the Company has been successful in the past in obtaining financing through the sale of equity securities, there is no assurance that it will be able to obtain such additional financing in the future or that the terms of such financing will be favourable. Failure to obtain such additional financing could result in delay or indefinite postponement of further exploration and development of the property interests of the Company with the possible dilution or loss of such property interest.

For a comprehensive overview of the risks to which the Company is or may be exposed, please refer the Company’s Annual Information Form as at May 31, 2010, Item 3.2 “Risk Factors”.

COMMITMENTS AND CONTINGENCIES

The Company, through its subsidiary Recuperacion and in accordance with an option agreement, may earn an 80% interest in the Giulianita project by spending $1.4 million over a three-year period on the property and issuing two million shares of the Company to a private Peruvian group. The Company may earn the remaining 20% by making an additional payment to this private Peruvian group of $250,000.

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL STATEMENTS

The information provided in this report, including the unaudited interim consolidated financial statements, is the responsibility of management. In the preparation of these statements, estimates are sometimes necessary to make a determination of future values for certain assets or liabilities. Management believes such estimates have been based on careful judgments and have been properly reflected in the audited consolidated financial statements.

ADDITIONAL INFORMATION

Additional information relating to the Company is available on the Internet at the SEDAR website located at www.sedar.com and at www.grandviewgold.com.